Exhibit 99.1

SilverCrest Announces 2013 Financial Results
Cash Flow from Operations of US$26.1 million ($0.24 per share)
Net Earnings US$8.5 million ($0.08 per share)

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC – March 24, 2014 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to announce its audited consolidated financial results for the fourth quarter and year ended December 31, 2013. The fourth quarter and 2013 year end financials results reflect a one-time non-cash deferred tax accounting adjustment of $5.8 million as a result of the enactment of the Mexican Tax Reform. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

2013 YEAR END FINANCIAL HIGHLIGHTS:

· Cash flow from operations(1)	$26.1 million ($0.24 per share)
· Cash operating cost per silver equivalent ounce sold(2)	$7.78 (Ag:Au 60.5:1)
· Revenues reported	$54.9 million
· Mine operating earnings	$28.9 million
· Deferred tax – Mexican mining royalty	$5.8 million (non-cash IFRS accounting entry
· Net earnings	$8.5 million ($0.08 per share)
· Cash and cash equivalents	$14.4 million (at Dec. 31, 2013)
· Working capital	$25.4 million (at Dec. 31, 2013)
· Scotiabank Credit Facility	$40.0 million fully available (at Dec. 31, 2013

N. Eric Fier, President and COO stated; “2013 was another successful year for SilverCrest, notwithstanding the lower precious metals price environment. The Santa Elena mine delivered strong production and operating cost performance throughout 2013 which allowed SilverCrest to deliver robust financial results. Management are pleased that Santa Elena achieved a cash operating cost of $7.78 per silver equivalent ounce sold compared to Company guidance of $8.50 and an all-in sustaining cash cost per silver equivalent ounce sold(2) of $13.05 which also beat Company guidance of $13.45. SilverCrest maintained its strong balance sheet through disciplined cost management and securing a $40 million credit facility with Scotiabank. SilverCrest will continue to focus on delivering strong operating results and optimizing our operating cash flow as we complete the Santa Elena Expansion and increase production in 2014 to approximately 3.3 million to 3.6 million silver equivalent ounces (Ag:Au 60:1).”

FINANCIAL AND OPERATING HIGHLIGHTS:	Q4 2013	Q4 2012	2013	2012
Cash flow from operations (1) (2)	$4,608,427	$10,591,964	$26,090,978	$40,080,605
Cash flow from operations (1)(2) per share	$0.04	$0.11	$0.24	$0.44
Cash operating cost per silver equivalent ounce sold (2)	$7.68	$8.05	$7.78	$7.39
All-in sustaining cash cost per silver equivalent ounce sold (2)	$12.77	$16.45	$13.05	$12.59
Adjusted earnings per share (2)	$0.01	$0.13	$0.15	$0.33
Revenues
Silver revenue	$4,204,643	$5,496,056	$17,262,278	$18,595,436
Gold revenue – cash basis	$8,793,655	$12,113,893	$36,091,784	$44,861,498
	$12,998,298	$17,609,949	$53,354,062	$63,456,934
Gold revenue – non cash
- adjustment to market spot price (3)	$-	$-	$-	$4,448,553
- amortization of deferred revenue	$616,973	$633,783	$2,288,243	$2,614,598

		$13,615,271		$18,243,732		$55,642,305		$70,520,085
Capitalized to Santa Elena Mine EIP (4)		$(748,654)		-		$(748,654)		-
Revenues reported		$12,866,617		$18,243,732		$54,893,651		$70,520,085
Cost of sales	$	(5,185,211)	$	(5,156,489)		$(19,895,374)		$(18,307,681)
Depletion, depreciation and amortization	$	(1,618,884)	$	(1,484,549)	$	(6,134,532)	$	(5,931,042)
Mine operating earnings		$6,062,522		$11,602,694		$28,863,745		$46,281,362
Gain (loss) on derivative instruments (3)		$-		$1,569,370		$-	$	(3,839,146)
Other net income (expenses)	$	(3,156,932)	$	(2,269,036)	$	(7,516,482)	$	(6,549,472)
Tax recovery (expense)(5)	$	(7,000,000)		$2,713,000		$(12,868,000)	$	(5,417,000)
Net earnings (loss) (5)	$	(4,094,410)		$13,616,028		$8,479,263		$30,475,744
Exchange (loss) gain on translation to US Dollars	$	(444,318)	$	(300,900)	$	(1,989,460)		$561,523
Comprehensive earnings (loss)	$	(4,538,728)		$13,315,128		$6,489,803		$31,037,267
Weighted average number of common shares outstanding		108,901,085		100,441,504		108,272,675		91,959,307
Earnings (loss) per share – basic		$(0.04)		$0.14		$0.08		$0.33
Earnings (loss) per share – diluted		$(0.04)		$0.13		$0.08		$0.32
Silver ounces sold (4)		194,319		171,714		737,752		588,312
Gold ounces sold (4)		7,811		8,444		30,078		34,834
Silver equivalent ounces sold (2) excluding capitalized U/G ounces		675,597		640,856		2,556,635		2,477,623
Ag : Au Ratio (2)	61.6:1		55.6:1		60.5:1		54.3:1

(1) Cash flow from operations before changes in working capital items.
(2) This is a Non-IFRS performance measure. Refer to “CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES”. Silver equivalence is a weighted volume average based on market spot prices per ounce of gold and silver at the quarter end dates.
(3) With the Hedging Facility fully repaid in November, 2012, this non-cash adjustment was eliminated for 2013 reporting periods.
(4) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sale of silver and gold are capitalized to the Santa Elena Mine Expansion in Progress (“EIP”). The fourth quarter and fiscal 2013 totals have been reduced by 13,881 ounces of silver and 409 ounces of gold that were capitalized to Santa Elena Mine EIP.
(5)  The net loss in the fourth quarter includes a non‐cash accounting adjustment of $5.8 million as a result of the recently enacted Mexican Tax Reform.

Fourth Quarter ended December 31, 2013

During the fourth quarter, the Company recorded a one-time non-cash deferred tax accounting adjustment of $5.8 million as a result of the enactment of the Mexican Tax Reform. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $5.8 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the Santa Elena Mine and its related assets are depleted or depreciated.

Net loss was $4,094,410 ($0.04 per share basic) for the fourth quarter compared with net earnings of $13,616,028 ($0.14 per share basic) in 2012. The net loss in the fourth quarter was primarily attributed to lower revenue resulting from significantly lower realized prices and the non‐cash deferred tax accounting adjustment of $5.8 million as a result of the recently enacted Mexican Tax Reform.

Silver and gold revenue totaled $12,866,617, (2012 – $18,243,732) in the fourth quarter. Silver sales were a quarterly record of 208,200 ounces including capitalized underground ounces (2012 – 171,714), 21% higher than the same period in 2012. The foregoing, combined with a 37% lower average realized price at $20 (2012 – $32) per ounce, resulted in 23% less silver revenue.  Total gold sales were 8,220 ounces includes capitalized underground ounces (2012 – 8,444) or 3% below 2012. The Company sold 6,576 (2012 – 6,755) ounces of gold at an average realized price of $1,250 (2012 – $1,706) per ounce. The foregoing, 27% decline in realized price, combined with a  decline in the ounces of gold sold, resulted in 29% less gold revenue. The Company delivered 1,644 gold ounces (2012 – 1,689) under the Sandstorm Purchase Agreement at $350 per ounce.

Cost of sales amounted to $5,185,211 (2012 – $5,156,489). Cash cost per silver equivalent ounce sold amounted to $7.68, Ag:Au 61.6:1 (2012 – $8.05, Ag:Au 55.6:1). The decrease in cash cost per silver equivalent ounce sold is driven generally by lower mining contractor costs related to a reduction in waste removal. As the Santa Elena Open Pit nears the end of its life, the strip ratio dropped to 1.63:1 in the fourth quarter compared to 3.07:1 for the same period in 2012.

General and administrative expenses increased by 37% to $2,885,989 (2012 – $2,208,355) primarily due to an increase in remuneration and other corporate expenses. Remuneration increased by 37% to $1,581,482 (2012 – $1,158,076) with the addition of new corporate personnel in Q1, 2013, and higher bonuses paid in December to management and employees. Tradeshows and travel increased by 184% to $331,601 (2012 – $116,768) due to an increase in trade show attendance and an accelerated investor relations program. Mexico corporate expenses increased by 47% to $259,488 (2012 – $176,440), with additional tax, legal and corporate activity.

Current income tax expense amounted to $1,580,000, compared to a recovery of $3,494,000 in 2012. For fiscal 2012, the $23.2 million Hedging Facility cash settlement was deductible for Mexican income taxes. Deferred tax expense amounted to $5,420,000 (2012 – $781,000), primarily attributed to a non‐cash accounting adjustment in relation to the Mexican Tax Reform. On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014.

Year ended December 31, 2013

Net earnings were $8,479,263 ($0.08 per share basic) for the year ended December 31, 2013, compared with $30,475,744 ($0.33 per share basic) in 2012. The decrease in net earnings was primarily driven by a decrease in revenue resulting from lower realized prices and lower gold sales combined with higher tax expense recorded compared with 2012 (attributed to the eligible deduction for income tax purposes in 2012 of the Hedging Facility cash settlement and the non‐cash accounting adjustment in 2013 of $5.8 million in relation to the Mexican Tax Reform).

Silver and gold revenue totaled $54,893,651 (2012 – $70,520,085) for fiscal 2013, which includes $53,354,062 (2012 – $63,456,934) received on a cash basis.

SilverCrest sold 751,633 ounces of silver including capitalized underground ounces (2012 – 588,312), 28% higher compared to fiscal 2012. The foregoing, combined with a 27% lower average realized price at $23 (2012 – $32) per ounce, resulted in 7% less silver revenue for the year.  SilverCrest sold 30,487 ounces of gold including capitalized underground ounces (2012 – 34,834), 12% lower than fiscal 2012. From this total, the Company sold 24,389 (2012 – 21,383) ounces of gold at an average realized price of $1,392 (2012 – $1,703) per ounce. The foregoing, 18% decline in realized price resulted in 7% less gold revenue than in 2012. The Company delivered 6,097 gold ounces (2012 – 6,967) to Sandstorm at $350 per ounce, and, as the MBL Hedge Facility was settled in 2012, there were no gold deliveries (2012 – 6,484) at $926.50 per ounce.

Cost of sales amounted to $19,895,374 (2012 – $18,307,681). Cash cost per silver equivalent ounce sold amounted to $7.78, Ag:Au 60.5:1 (2012 - $7.39, (Ag:Au 54.3:1), 2013 corporate market guidance estimate was $8.50 per silver equivalent ounce, (Ag:Au 55:1). The increase in 2013 cash cost per silver equivalent ounce sold was driven by higher mining contractor costs, higher processing expenses, and greater general administrative costs from annual salary and benefit increases for mine site personnel.

All-in sustaining cash cost per silver equivalent ounce sold was $13.05, Ag:Au 60.5:1. Company guidance for 2013 was $13.45 per silver equivalent ounce sold.

Current income tax expense amounted to $5,450,000 (2012 – $4,156,000), which relates to the estimate of annual tax payable from Santa Elena operations. The Company has paid a total of $4.7 million related to 2013 income taxes, $3.1 million by offset of Mexican value added taxes receivable, and $1.6 million by offset of 2012 income taxes refund. Deferred tax expense amounted to $7,418,000 (2012 – $1,261,000), primarily attributed to a non‐cash accounting adjustment of $5.8 million in relation to the Mexican Tax Reform and recognizing an income tax deduction on 2013 Santa Elena exploration drilling and related costs, which were capitalized for book purposes.

Exchange loss on translation to United States dollars amounted to $1,989,460 (versus an exchange gain of $561,523 in 2012), due to the significant weakening of the Canadian dollar against the United States dollar during fiscal 2013. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$0.9949 at December 31, 2012, and US$1.00 = CAD$1.0636 at December 31, 2013.

OUTLOOK FOR 2014

SilverCrest’s 2014 focus is to; (i) continue its efficient operation of its flagship Santa Elena low cost open pit silver and gold mine, (ii) complete the Santa Elena Mine expansion with construction of a new conventional 3,000 tpd CCD/MC mill facility and initial underground production in 2014, (iii) expand resources and subsequent reserves at Santa Elena by systematic exploration of the deposit, (iv) evaluate and acquire exploration properties in proximity to Santa Elena, (v) complete evaluation of certain aspects of the La Joya Project to a Pre Feasibility Study level in 2014, and (vi) achieve all-in sustaining cash cost of $11.00 to $12.00 per silver equivalent ounce sold, Ag:Au 60:1.

Santa Elena Targets

  •  Achieve estimated 2014 production guidance of 1.3 million – 1.5 million ounces of silver and 34,000 – 36,000 ounces of gold, for an aggregate of 3.3 million – 3.6 million ounces of silver equivalent, Ag:Au 60:1.

  •  Achieve estimated cash operating cost of $8.50 - $9.50 per silver equivalent ounce sold, Ag:Au 60:1.

  •   Complete construction of new conventional 3,000 tpd CCD/MC mill facility in early Q2 2014 - Budget for 2014 is $14 million.

  ·  Complete underground decline development of main ramp to enable physical access to ore starting on level 525m -Budget for 2014 for underground development and equipment purchases is $12 million.

Sonora Project Targets

•	Ermitaño Property – initial mapping, sampling and exploration drilling of targets - Budget for 2014 is $550,000.

La Joya Project Targets

•	Complete evaluation of certain technical aspects of the project to Pre Feasibility Study level.

•
Complete a core drilling program of approximately 20 holes for in-fill drilling of preliminary pit-constrained resources (Preliminary Economic Assessment level) with subsequent metallurgical work. Budget for 2014 is $1 million.

•	Complete staged payments of $1.8 million under the La Joya agreements to acquire 100% of the 12 mineral concessions under option.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), “Cash cost per silver equivalent ounce sold” “All-in sustaining cash cost per silver equivalent ounce sold”, “Cash flows from operations before changes in working capital items” and “Adjusted earnings per share” . The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the year ended December 31, 2013, for a reconciliation of these measure to reported IFRS results.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

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adequacy or accuracy of this release.